UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response . . . . 2.50

NOTIFICATION OF LATE FILING.		SEC FILE NUMBER
(Check One):	☐ Form 10-K ☐ Form 20-F ☐Form 11-K ☒ Form 10-Q
Form 10-D	☐ Form N-SAR ☐ Form N-CSR	0-29359

For Period Ended: December 31, 2010__________________		CUSIP NUMBER
☐ Transition Report on Form 10-K		746389105
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AURASOUND, INC.
Full Name of Registrant

Former Name if Applicable

11839 EAST SMITH AVENUE
Address of Principal Executive Office (Street and Number)

SANTA FE SPRINGS, CALIFORNIA 90670
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed.)

The Registrant's Form 10-Q for the quarterly period ended December 31, 2010 could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis or plan of operation could not be obtained by the Registrant within such time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
HARALD WEISSHAUPT	(562) 447-1780
(Name)	(Area Code ) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). ☒ Yes ☐ No

_______________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?: ☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached

AURASOUND, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: FEBRUARY 14, 2011	By:	/S/ HARALD WEISSHAUPT
HARALD WEISSHAUPT
CHIEF EXECUTIVE OFFICER

PART IV - OTHER INFORMATION

Revenue
Revenue for the quarter ended December 31, 2010 increased to approximately $27,193,473 million compared to revenue for the same prior year period of $1,784,316.  This increase is largely a result of sales of our soundbar products.

General and Administrative Expenses
General and administrative expenses for the quarter ended December 31, 2010 increased to approximately $1,549,382 million as compared to $414,747 for the quarter ended December 31, 2009. Affecting the current year period were increased general and administrative expenses relating to growth in AuraSound’s overall business.